Item 77(D)
Morgan Stanley California Quality Municipal Securities (the
"Fund")

The Board recently approved the following:

The Fund may enter into interest rate swaps and may purchase or sell interest rate caps, floors and collars. The Fund
expects to enter into these transactions primarily to manage interest rate risk, hedge portfolio positions and preserve a return or spread on a particular investment or portion of
its portfolio. The Fund may also enter into these
transactions to protect against any increase in the price of securities the Fund anticipates purchasing at a later date.
The Fund does not intend to use these transactions as
speculative investments and will not enter into interest
rate swaps or
sell interest rate caps or floors where it does not own or
have the right to acquire the underlying securities or other instruments providing the income stream the Fund may be
obligated to pay. Interest rate swaps involve the exchange
by the Fund with another party of their respective
commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed-rate payments. The purchase of an interest rate cap entitles the purchaser, to the
extent that a specified index exceeds a predetermined
interest rate, to receive payments of interest on a
contractually-based principal amount from the party selling
the interest rate cap. The purchase of an interest rate
floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive
payments of interest on a contractually-based principal
amount from the party selling the interest rate floor. An
interest rate collar combines the elements of purchasing a
cap and
selling a floor. The collar protects against an interest
rate rise above the maximum amount but foregoes the benefit
of an interest rate decline below the minimum amount.

The Fund may enter into interest rate swaps, caps, floors
and collars on either an asset-based or liability-based
basis, and will usually enter into interest rate swaps on a
net basis, i.e., the two payment streams are netted out,
with the Fund receiving or paying, as the case may be, only
the net amount of the two payments. The net amount of the
excess, if any, of the Fund's obligations over its
entitlements with respect to each interest rate swap will be accrued on a daily basis and the Fund segregates an amount
of cash and/or liquid securities having an aggregate net
asset value at least equal to the accrued excess. If the
Fund enters into an interest rate swap on other than a net
basis, the Fund would segregate the full amount accrued on a daily basis of the Fund's obligations with respect to the
swap. Interest rate transactions do not constitute senior
securities under the 1940 Act when the Fund segregates
assets to cover the obligations under the transactions. The
Fund will enter into interest rate swap, cap or floor
transactions only with counterparties approved by the Fund's
Board of Trustees.  The Adviser will monitor the
creditworthiness of counterparties to the Fund's interest
rate swap, cap, floor and collar
transactions on an ongoing basis. If there is a default by
the other party to such a  transaction, the Fund will have
contractual remedies pursuant to the agreements related to
the transaction. To the extent the Fund sells (i.e., writes)
caps, floors and collars, it will segregate cash and/or
liquid securities having an aggregate net asset value at
least equal to the full amount, accrued on a daily basis, of the Fund's net obligations with respect to the caps, floors
or collars. The use of interest rate swaps is a highly
specialized activity which involves investment techniques
and risks different from those associated with
ordinary portfolio securities transactions. If the Adviser
is incorrect in its forecasts of the market values, interest rates and other applicable factors, the investment
performance of the Fund would diminish compared with what it would have been if these investment techniques were not
used. The use of interest rate swaps, caps, collars and
floors may also have the effect of shifting the recognition
of income between current and future periods.

These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the
risk of loss with respect to interest rate swaps is limited
to the net amount of interest payments that the Fund is
contractually obligated to make. If the other party to an
interest rate swap defaults, the Fund's risk of loss
consists of the net amount of interest payments that the
Fund contractually is entitled to receive.
August 24, 2006
Supplement